Our File No.: 4065.000	Edward L. Mayerhofer
Direct: 604.331.9543
October 14, 2010	Email: elm@mortonandco.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Sandy Eisen

Dear Sirs and Mesdames:

Re:	Golden Queen Mining Co. Ltd. (the “Issuer”)
Form 10-K for Fiscal Year Ended December 31, 2009
File #0-21777

We are solicitors for the Issuer. Further to your letter dated September 24, 2010, the Issuer is currently in the process of preparing a response letter and consequent amendments to its filings to address your comments.

The Issuer anticipates responding to the U.S. Securities and Exchange Commission and filing an amended Form 10-K within fourteen (14) days of this letter.

We trust the foregoing is satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

MORTON & COMPANY

/s/ Edward L. Mayerhofer

Per:       Edward L. Mayerhofer

ELM/sf

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